October 24, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Susan Block, Esq.

Re: Cell Source, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed September 23, 2014

File No. 333-197972

Dear Ms. Block:

We hereby submit a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated October 8, 2014 (the “Comment Letter”) relating to the Registration Statement on Form S-1/A filed on September 23, 2014 (the “Form S-1”). Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1 (the “Amended Registration Statement”). For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

Comment:

Prospectus Summary, page 5

About Us, page 5

1. In one of the opening paragraphs, please clearly disclose that you currently do not own any patents and only have licenses to intellectual property. Also, please disclose that you do not currently have any products in the market and that before you can legally distribute and market your products you must receive regulatory approvals, such as from the FDA or similar regulatory agencies, and you have not yet received any such regulatory approvals. Please also briefly mention the potentially lengthy process you may need to undertake before you can get any products through clinical trials and to the market. Clarify if there is one or more products that is further along in the approval process than your other products and specify the product or products. Also, balance the disclosure to indicate that there is no guarantee you will be able to ultimately get your products approved by regulatory agencies and ultimately to the market.

Response:

The Prospectus Summary section of the Amended Registration Statement has been revised in response to the Staff’s comment.

Comment:

Management’s Discussion and Analysis, page 20

2. Where you discuss the various steps to commercializing your products, please balance your disclosure to indicate if there may be any obstacles to moving from one step in the process to the next, if applicable. For instance, is there a possibility of delays from one step to the next or is there the possibility that you may not succeed with a given trial?

Response:

The Amended Registration Statement has been revised in response to the Staff’s comment. Please see page 21.

Comment:

Business, page 28

Science and Technology Overview, page 33

3. We note your response to our prior comment 18 and reissue in part. Please revise your disclosure in this section to specify the total number of patents you license and the dates the patents expire. In addition, please explain what “earliest priority” and “entry date” mean.

Response:

The Amended Registration Statement has been revised to specify the total number of patents that the Company licenses and the dates that the patents expire. The Company has also removed the references to “earliest priority” and “entry date”. Please see pages 33 through 37.

Comment:

4. We note your response to our prior comment 19 and reissue in part. Please disclose the remaining terms of the patent license agreements.

Response:

The Amended Registration Statement has been revised to specify the duration of time for which the license agreement with Yeda applies to each patent the Company licenses.

Comment:

Our Overall Development Status and Future Development Program, page 49

5. We note your response to our prior comment 22 and reissue in part. Please revise this section further to specify when the approval to conduct studies was granted in Italy. Please also make clear, if true, that you have not submitted any new drug applications to the FDA or currently have anything pending for approval with the FDA.

Response:

The Amended Registration Statement has been revised in response to the Staff’s comments.

Comment:

Government Regulation and Product Approval, page 65

6. We note your response to our prior comment 27 and your statement here that you “had no contact with any regulator regarding such approvals.” On page 49, however, you state that you requested and obtained approval in Italy to conduct human clinical trials using the Megadose Drug Combination. Please revise for consistency or advise.

Response:

The Amended Registration Statement has been revised to clarify that the Company itself has not had any contact with any regulator regarding such approvals. Please see pages 46 and 58.

Comment:

Management, page 67

7. We note your response to our prior comment 28 and reissue in part. For all your officers and directors please disclose the title and company of employment within the last five years.

Response:

The Amended Registration Statement has been revised to disclose the title and company of employment for each of the officers and directors within the last five years. Please see pages 60 and 61.

Comment:

Selling Stockholders, page 72

8. We note your response to our prior comment 33 and reissue in part. Both Mr. Friedman and Mr. Brown appear to be your directors and selling shareholders. Please revise to indicate the nature of any position, office, or other material relationship that the selling stockholders have had within the past three years with the registrant and any of its predecessors of affiliates. Refer to Item 507 of Regulation S-K.

Response:

The notes to the Selling Stockholders table has been revised to note that Mr. Brown is a member of the Company’s board of directors. Ben Friedman is a member of the Company’s Board of Directors but is not a selling stockholder. Robert Freedman is a selling stockholder but is not a member of the Company’s board of directors.

Comment:

Item 17. Undertakings, page 131

9. The following two undertakings do not appear to be applicable to your offering:

•	the second undertaking on page 132 beginning with “[p]rovided, however, that paragraphs…” and
•	the undertaking (4) beginning with “[t]he undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section (15(d) of the Exchange Act….”

Please revise or advise us why you included them. Refer to Item 512 of Regulation S-K.

Response:

The Undertakings section has been revised to delete the non-applicable undertakings.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Jay Yamamoto for

Greg Sichenzia